11017809

RECEIVED

2011 FEB 24 PM 2:54

SEC / TM

H 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-043981~~ 50509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shay Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Avenue
(No. and Street)

Miami (City) **Florida** (State) **33131** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Podraza **(305) 507-1536**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

6750 North Andrews Avenue, Suite 200 (Address) **Fort Lauderdale** (City) **Florida** (State) **33309** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/17

OATH OR AFFIRMATION

I, Robert T. Podraza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shay Financial Services, Inc., as of December 31, 20010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors
Shay Financial Services Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Shay Financial Services Inc. ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared with the total revenue amounts reported in the audited financial statements included on Form X-17A-5 to the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, FL
February 18, 2011

SHAY FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
December 31, 2010

SHAY FINANCIAL SERVICES, INC.
Miami, Florida

FINANCIAL STATEMENTS
December 31, 2010

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

We have audited the accompanying balance sheet of Shay Financial Services Inc. ("the Company") as of December 31, 2010, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying Schedules of the Computation of Net Capital Requirement and Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 18, 2011

SHAY FINANCIAL SERVICES, INC.
BALANCE SHEET
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 814,322
Deposits with clearing organizations (restricted)	100,000
Receivables:	
Brokers and dealers	2,266,690
Interest and interest-only strips	1,876,700
Mutual fund distribution fees	100,143
Other	104,686
Securities owned	3,892,992
	$ 9,155,533
LIABILITIES AND SHAREHOLDER'S EQUITY	
Payables	
Affiliate	$ 1,690,543
Securities sold, not yet purchased	255,150
Total liabilities	1,945,693
Shareholder's equity	
Common stock, $1 par value, 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	5,649,144
Retained earnings	1,559,696
	7,209,840
	$ 9,155,533

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
Year ended December 31, 2010

Revenues	
Principal transactions	$ 11,563,636
Mutual fund distribution fees	2,459,267
Loan brokerage fees	1,161,504
Income from certificates of deposit transactions	3,291,167
Interest and dividends	69,958
Gain on trading securities, net	321,257
Other	275,591
	19,142,380
Less: waiver of mutual fund distribution fees	926,799
Net revenues	18,215,581
Expenses	
Management fees to Shay Investment Services, Inc.	17,547,995
Clearing fees	306,904
Total expenses	17,854,899
Net income	$ 360,682

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2010	$ 1,000	$ 9,216,103	$ 1,199,014	$ 10,416,117
Return of capital to Shareholder	--	(3,566,959)	--	(3,566,959)
Net income	--	--	360,682	360,682
Balance at December 31, 2010	$ 1,000	$ 5,649,144	$ 1,559,696	$ 7,209,840

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2010

	2010
Cash flows from operating activities	
Net income	$ 360,682
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Trading securities owned	1,155,399
Receivables	
Brokers and dealers	(208,518)
Interest and interest-only strips	(1,770,271)
Mutual fund distribution fees	39,763
Other	(104,136)
Payables	
Affiliate	286,181
Other	(160,594)
Securities sold, not yet purchased	166,490
Net cash provided by operating activities	(235,004)
Cash flows from financing activities	
Return of capital to shareholder	(2,000,000)
Net cash used in financing activities	(2,000,000)
Net decrease in cash and cash equivalents	(2,235,004)
Cash and cash equivalents at beginning of year	3,049,326
Cash and cash equivalents at end of year	$ 814,322

Supplemental Cash Flow Disclosure:

Transfer of interest only strip to Parent Company	$ 1,566,959

See accompanying notes.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Shay Financial Services, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Shay Investment Services, Inc. (SISI). The Company acts as an intermediary between its customers and other financial institutions in the purchase and sale of various fixed-income investments and conducts proprietary transactions in equity securities, U.S. government and government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Principal transactions and related revenue and expenses are recorded on a trade date basis. Mutual fund distribution fees and loan brokerage fees are recognized when earned.

Interest-Only Strips: The Company purchases certificates of deposits ("CDs") from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivables resulting from the sale of CDs are recorded at fair value based on the present value of the net future cash flows and are reported as interest-only strips in the accompanying balance sheets.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are stated at fair value. Fair value for securities other than CDs is generally based on quoted market prices. Unrealized gains and losses are reflected in the statements of income based on the specific identification method.

Income Taxes: SISI is a subchapter S corporation and the Company is a wholly owned subsidiary of SISI. Therefore, the Company is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The Company is not taxed at the corporate level.

The Company adopted guidance issued by the accounting standards with respect to accounting for uncertainty in income taxes as a subchapter S corporation. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Adoption of this new guidance did not have a material impact on the results of operations on financial position of the Company.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by personnel shared with SISI and certain of its affiliates. As such, the Company pays management fees to SISI in lieu of occupancy and other administrative expenses. Management fees allocated to the Company include all actual expenses paid and all allocated expenses. At December 31, 2010, the payable to SISI for management fees totaled $1,690,543.

The Company maintains bank accounts with an affiliated bank. At December 31, 2010, there was no cash and cash equivalents at affiliated entities. In addition, certificates of deposit owned by the Company are held by an affiliate as custodian for the Company. Lastly, in the normal course of business the Company periodically enters into transactions to sell financial instruments to its affiliates.

During 2010 the Company returned additional paid in capital to SISI in the amount of $2,000,000. In addition, the Company also returned additional paid in capital to SISI in the form of an interest only strip at fair value at the time of transfer in the amount of $1,556,959.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with short-term maturities. The Company maintains cash balances in an affiliated financial institution in excess of the insurance limits provided by the Federal Deposit Insurance Corporation for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3").

(Continued)

NOTE 5 - RECEIVABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers represent receivables for trades pending settlement and cash and other balances due principally from the Company's clearing broker.

The Company clears certain securities transactions on a fully-disclosed basis through its clearing broker, a major New York-based financial institution. The agreement with the clearing broker calls for the Company to maintain a deposit balance in an account maintained by the clearing broker. At December 31, 2010, the Company had $100,000 of cash on deposit to satisfy this requirement which is included in receivables from brokers and dealers on the balance sheet.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2010, there were no amounts to be indemnified to the clearing broker for these customer accounts.

NOTE 6 - MUTUAL FUND DISTRIBUTION FEES

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., a fund managed and advised by an affiliate, provides that the Company receives payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees for the year ended December 31, 2010, in the amount of $926,799.

NOTE 7 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2010, securities owned and securities sold, not yet purchased, were comprised of the following:

	2010	
	Owned	Sold
Certificates of deposit	$ 1,621,573	$ --
Equity securities	2,271,419	255,150
	$ 3,892,992	$ 255,150

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. These transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

NOTE 8 - FINANCIAL INSTRUMENTS

Assets, including cash, securities owned, and certain receivables, are carried at fair value or at contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, and certain payables, are carried at fair value or contracted amounts approximating fair value.

(Continued)

NOTE 8 - FINANCIAL INSTRUMENTS (Continued)

Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities in order to meet the financing and hedging needs of its customers. Forward transactions are valued at market, and the resulting unrealized gains and losses are reflected in principal transactions in the statements of income. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments. Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. At December 31, 2010, open forward purchase and sale commitments aggregated approximately $31,682,419.

In addition, the Company purchases loan portfolios and sells them to clients under best efforts contracts for which it earns a fee. At December 31, 2010, unsettled purchase and sale transactions on loan brokerage activities were approximately $13,874,377.

NOTE 9 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of all equity securities owned and equity securities sold, not yet purchased are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The fair values of certificate of deposits and interest-only strips are determined based on the present value of the net future cash flows (Level 2 inputs). Significant fair value inputs associated with valuing interest-only strips can generally be verified and do not typically involve significant management judgments.

(Continued)

NOTE 9 – FAIR VALUE (Continued)

Assets and liabilities measured at fair value on a recurring basis consist of the following.

	At December 31, Using		
2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Certificates of deposit	$ --	$ 1,621,573	$ --
Equity securities	2,271,419	--	
Interest-only strips	--	1,778,971	--
Liabilities:			
Equity securities	255,150	--	--

Certificates of deposits, interest only strips and approximately 75% of all equity securities are derived from the financial institution industry across the United States. Approximately 25% of the equity securities are invested in the telecommunication industry through various US companies.

There were no assets or liabilities valued on a non-recurring basis as of December 31, 2010.

NOTE 10 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or $250,000. At December 31, 2010, the Company's net capital was $4,585,173 while its required net capital was $250,000, and its ratio of aggregate indebtedness to net capital was 0.36 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Net capital	
Shareholder's equity	$ 7,209,840
Deductions and charges	
Nonallowable assets:	
Interest and interest only strips	1,876,700
Mutual fund distribution fees	100,143
Receivables from non-customers	300
Other	2,978
	1,980,121
Net capital before haircuts on securities	5,229,719
Haircuts on securities	
Certificates of deposit	265,560
U.S. government obligations	378,986
	644,546
Net capital	$ 4,585,173

There were no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2010, un-audited FOCUS Part II filings submitted on January 24, 2011.

SHAY FINANCIAL SERVICES, INC.

SCHEDULE 2 - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS

December 31, 2010

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 112,703
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 4,335,173
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 4,416,119
Aggregate indebtedness	
Payables	$ 1,690,543
Total aggregate indebtedness	$ 1,690,543
Percentage of aggregate indebtedness to net capital	36.87%

There are no differences between the amounts presented above and the amounts presented in the Company's December 31, 2010, un-audited FOCUS Part II filings submitted on January 24, 2011.

SCHEDULE 3 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1 ________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ____X____

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ______________________ ________

D. (k)(3) - Exempted by the order of the Commission ________

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 ________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 ________

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes ____X______ No ________

REPORT OF INDEPENDENT
AUDITORS ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Shay Financial Services, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 18, 2011